EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Ownership Interest
Appixia Ltd.	Israel	100%
OpenRest Ltd.	Israel	100%
Wix.com Brasil Serviços De Internet Ltda.	Brazil	100%
Wix.com, Inc.	Delaware, United States	100%
Wix.com Internet Services Mexico S de RL de C.V.	Mexico	100%
Wix.com Columbia S.A.S.	Columbia	100%
Wix.com Luxemburg S.a.r.l	Luxemburg	100%
Wix.com UAB	Lithuania	100%
Wix Com India Private Limited	India	100%
Wix.Com Germany GmbH	Germany	100%